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                                                                    EXHIBIT 99.5




SANOFI-SYNTHELABO S.A.

REPORT OF THE STATUTORY AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003
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     PRICEWATERHOUSECOOPERS AUDIT                 ERNST & YOUNG AUDIT
           32, RUE GUERSANT                       TOUR ERNST & YOUNG
              75017 Paris                        11, ALLEE DE L'ARCHE
   S.A. au capital de EUR. 2 510 460               92400 COURBEVOIE
         672 006 483 RCS Paris             S.A. au capital de EUR.3 044 220
        Commissaire aux Comptes                  344 366 315 RCS Paris
        Membre de la Compagnie                  Commissaire aux Comptes
          Regionale de Paris                    Membre de la Compagnie
                                                  Regionale de Paris




REPORT OF THE STATUTORY AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003


To the shareholders,
SANOFI-SYNTHELABO S.A.
174, avenue de France
75635 Paris Cedex 13


Ladies, Sirs,

In compliance with the assignment entrusted to us by our shareholders' meeting, we have audited the accompanying consolidated financial statements of Sanofi-Synthelabo presented in euros for the year ended December 31, 2003.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.


OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with French auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sanofi-Synthelabo and its subsidiaries as of December 31, 2003, and the results of their operations for the year then ended, in accordance with accounting principles generally accepted in France.


An English translation of the statutory auditors' report issued originally in French has been included solely for the convenience of English speaking readers. The statutory auditors report on the consolidated financial statements includes for the information of the reader explanatory paragraphs discussing the assessment of major accounting policies and significant accounting estimates performed as part of reaching their audit opinion on the consolidated financial statements taken as a whole. Such explanatory paragraphs included in "JUSTIFICATION OF OUR APPRECIATIONS" shall be construed in accordance with French law and French auditing professional standards.
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JUSTIFICATION OF OUR APPRECIATIONS

In accordance with the requirements of Article L.225-235 of French Company Law which took effect this year, we performed the following procedures to enable us to express our opinion on the financial statements taken as a whole.

Intangible assets are amortized and reviewed for impairment as described in Notes B.5 and B.6 to the financial statements. We have reviewed the methodology and the assumptions used for these impairment tests. Intangible assets do not include research and development costs which are expensed as incurred in accordance with the applicable accounting principle.

In 2002 and 2003, the Company implemented share repurchase programs under which the repurchased shares could be either held in treasury, sold, transferred or cancelled. Shares repurchased in 2003 under these programs represent an amount of MEuro 1 980 as of December 31, 2003, and are presented as a reduction in shareholders' equity in the consolidated financial statements. The Company also holds shares in treasury for its employee-purchase option plans for a net amount of MEuro 613 as of December 31, 2003. These shares are presented in the balance sheet under the heading "Short term investments and deposits" and have been valued as described in Notes B.10 and D.10 to the financial statements.

As indicated in Note B.2 to the financial statements, the adoption in 2003 of the CRC 2002-10 rule relating to the depreciation and amortization of assets had no material impact on the consolidated financial statements.

As part of our appreciation of the accounting principles applied by your Company, and of the assumptions referred to above, we ensured that the accounting principles, as stated above, were appropriate, as applied and described in the Notes to the financial statements, and that the assumptions made and the estimations based on these assumptions were reasonable.


SPECIFIC VERIFICATION

We have also reviewed the information contained in the Directors' report. We have nothing to report with respect to the fairness of such information or its consistency with the consolidated financial statements.




Paris, February 13th 2004


                             The Statutory Auditors



PricewaterhouseCoopers Audit                     Ernst & Young Audit

Jacques Denizeau Jean - Christophe Georgiou      Jean-Claude Lomberget - Valerie Quint


An English translation of the statutory auditors' report issued originally in French has been included solely for the convenience of English speaking readers. The statutory auditors report on the consolidated financial statements includes for the information of the reader explanatory paragraphs discussing the assessment of major accounting policies and significant accounting estimates performed as part of reaching their audit opinion on the consolidated financial statements taken as a whole. Such explanatory paragraphs included in "JUSTIFICATION OF OUR APPRECIATIONS" shall be construed in accordance with French law and French auditing professional standards.